UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-199324

GNB FINANCIAL SERVICES, INC.

(Exact name of registrant as specified in its charter)

32 West Market Street
Gratz, Pennsylvania 17030
717-365-3181

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $5.00 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

** EXPLANATORY NOTE: The registrant is a bank holding company and the class of securities as to which this certification applies is held by fewer than 1,200 persons. The registrant is relying on Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended by Section 601 of the Jumpstart Our Business Startups Act, to suspend its reporting obligations under Section 15(d) of the Exchange Act, subject only to the registrant’s obligation to file a Form 10-K for its 2014 fiscal year.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 463

Pursuant to the requirements of the Securities Exchange Act of 1934, GNB Financial Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 23, 2015	By:	/s/ Wesley M. Weymers
Wesley M. Weymers, President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.